Exhibit(i)(iii)

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM
October 8, 2010
Schroder Global Series Trust
875 Third Avenue, 22nd Floor
New York, New York 10022
Ladies and Gentlemen:
     We are furnishing this opinion in connection with Post-Effective Amendment No. 21 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) of Schroder Global Series Trust (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (File No. 333-105659), and the Investment Company Act of 1940, as amended (File No. 811-21364), for the registration of an indefinite number of shares of beneficial interest in one class (the “Institutional Shares”) of the Trust’s Schroder QEP Global Value Fund series and Schroder QEP Global Quality Fund series (each, a “Fund” and together, the “Funds”). The Institutional Shares are proposed to be sold pursuant to the Distribution Agreement, dated June 30, 2010, between the Trust and Schroder Fund Advisors LLC, which has been filed as an exhibit to the Registration Statement.
     We have acted as counsel to the Trust since its organization and in connection with the Amendment. We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Institutional Shares. We have examined the Trust’s Agreement and Declaration of Trust dated May 27, 2003, as amended on July 14, 2003, on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Declaration of Trust”), the Trust’s Third Amended and Restated Bylaws dated December 7, 2004, and the Trust’s records of Trustee action. We have also examined executed copies of the Amendment, in the form filed or to be filed with the Commission, and such other documents and records as we have deemed necessary for the purposes of this opinion.
     We assume that, upon the sale of the Institutional Shares of each Fund, the Trust, on behalf of that Fund, will receive the net asset value thereof.

October 8, 2010
     Based upon the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts.

2.	The Trust is authorized to issue an unlimited number of Institutional Shares of each Fund and that, when such Institutional Shares have been issued and sold pursuant to the Distribution Agreement, they will be validly issued, fully paid, and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued by the Trust or its Trustees or officers. The Declaration of Trust provides for indemnification out of the property of a series of shares of beneficial interest for all loss and expense of any shareholder of such series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the series of shares itself would be unable to meet its obligations.
     We consent to the filing of this opinion with and as an exhibit to the Amendment.
Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP